                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                      Universal Compression Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913431 10 2
                           --------------------------
                                 (CUSIP Number)

                                 Curtis W. Huff
                         Weatherford International, Inc.
                        515 Post Oak Boulevard, Suite 600
                              Houston, Texas 77027
                                 (713) 693-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 2, 2000
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e),Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 9134341 10 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    WEUS Holding, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           9,471,346 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          9,773,528 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    13,750,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,124,848 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,244,874 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.7% (based upon the number of shares outstanding on October 20, 2000 and the number of shares to be issued by Universal in the Merger)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 9134341 10 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Weatherford International, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           9,471,346 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          9,773,528 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    13,750,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,124,848 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,244,874 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.7% (based upon the number of shares outstanding on October 20, 2000 and the number of shares to be issued by Universal in the Merger)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 3 of 6 Pages

                             INTRODUCTORY STATEMENT

         On November 2, 2000, certain of the persons with whom the Reporting Persons share dispositive and/or voting power of shares of Universal Common Stock filed with the Securities and Exchange Commission an Amendment No. 1 to
Schedule 13D (the "Castle Harlan Amendment"). This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by the Reporting Persons solely to update the information previously provided in Item 5 with respect to those persons with whom voting and/or dispositive power is shared and to file as an exhibit hereto the updated information contained in Items 2, 5 and 6 of the Castle Harlan Amendment. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Reporting Persons' original Schedule 13D filed with the Securities and Exchange Commission on November 2, 2000 (the "Original Schedule 13D").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The fourth paragraph under section (b) of Item 5 of the Original
Schedule 13D is hereby amended and restated in its entirety as follows:

         The information with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition of shares of Universal Common Stock prior to the effective time of the Merger is based solely upon the public filings of such persons and is incorporated herein by reference to (1) the information included in Items 2, 5, 6 and Schedule I of the Schedule 13D with respect to Universal Common Stock filed on June 9, 2000 by Castle Harlan and the other reporting persons named therein (the "Castle Harlan 13D"), which Items and Schedule are filed as Exhibit G hereto, and (2) the information included in Items 2, 5 and 6 of the Castle Harlan Amendment, which Items and Schedule are filed as Exhibit M hereto. In addition, the two Voting Trust Agreements, the Voting Agreement and the First Amendment to Voting Agreement referred to therein are filed hereto as Exhibits H, I, J and K, respectively, and are incorporated herein by reference. References to the term "Shares" in Exhibit G hereto refer to shares of Universal Common Stock, and the other defined terms used therein have the meanings given such terms therein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented to include the following:

                  M. Items 2, 5 and 6 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission with respect to Universal Common Stock on November 2, 2000 by Castle Harlan and the reporting persons named therein.

                               Page 4 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 2000


                                   WEATHERFORD INTERNATIONAL, INC.

                                   By: /s/ Burt M. Martin
                                       -----------------------------------------
                                   Name:  Burt M. Martin
                                   Title: Vice President - Legal

                                   WEUS HOLDING, INC.

                                   By: /s/ Burt M. Martin
                                       -----------------------------------------
                                   Name:  Burt M. Martin
                                   Title: Assistant Secretary

                               Page 5 of 6 Pages
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                                  EXHIBIT INDEX


          M. Items 2, 5 and 6 of Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission with respect to Universal Common Stock on November 2, 2000 by Castle Harlan and the reporting persons named therein.

                               Page 6 of 6 Pages